UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


May 2, 2000

                        EL SITIO, INC. (THE SITE, INC.)
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                (Translation of registrant's name into English)

     Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina

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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /X/  Form 40-F /_/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes /_/ No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_________.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 EL SITIO, INC.
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                                                  (Registrant)

Date May 2, 2000                         By   /s/  Horacio Milberg
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                                            Name:   Horacio Milberg
                                            Title:  Chief Financial Officer
------------------------                            Secretary
* Print the name and title under
the signature of the signing officer.